January 18, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.	Mr. Mark Cowan
Document Control – EDGAR
RE:	Columbia Funds Variable Series Trust II
Columbia	Variable Portfolio – Emerging Markets Bond Fund

                                             Post-Effective Amendment No. 18

                                             File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 18 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding a new series to Columbia Funds Variable Series Trust II (Registrant). This post-effective amendment shall become effective on the seventy-fifth day after filing.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Fees and Expenses of the Fund, Past Performance, Buying and Selling Shares, Tax Information, Distributions and Taxes, Additional Services and Compensation, Additional Management Information and Potential Conflicts of Interest are identical or substantially similar to those found in prior filings by Columbia Funds Series Trust II for Columbia Emerging Markets Bond Fund.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Andrew Kirn 612-678-9052.

Sincerely,

/s/ Scott R. Plummer

Scott R. Plummer
Vice President, General Counsel and Secretary
Columbia Funds Variable Series Trust II